

December 31, 2007

By U.S. mail and facsimile to (717) 763-6402

Mr. Salvatore D. Fazzolari
Chief Financial Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011

> **RE:** **Harsco Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 27, 2007**
>
> **Form 10-Q for the quarter ended September 30, 2007**
> **File No. 1-3970**

Dear Mr. Fazzolari:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the year ended December 31, 2006

Business, page 2

1. On page 6, please identify the customers who accounted for 10% or more of your sales pursuant to Item 101(c)(vii) of Regulation S-K.

Item 3. Legal Proceedings, page 15 and 10. Commitments and Contingencies, page 76

2. Please tell us and, if material, disclose in future filings whether there have been any legal claims relating to the fatalities of two employees. If such claims exist, please indicate whether the claims could have or could reasonably be expected to have a material adverse effect on your financial position, results of operations, cash flows or otherwise, and please provide (1) the aggregate damages sought by the claims, (2) any amounts accrued, and (3) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of the amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

Form 10-Q for the quarter ended September 30, 2007

C. Review of Operations by Segment, page 6

3. You report two segments, Access Services and Mill Services, as well as an "all other" segment, Minerals & Rail Technologies, Services and Products, as of September 30, 2007. We note on your website ten "business units" under these segments, as well as various principal lines of business as described in your Exchange Act annual and periodic reports and numerous subsidiaries as listed in Exhibit 21 of your December 31, 2006, Form 10-K. Based on your disclosure, it is not clear to us what your operating segments are and how you have aggregated these, if at all, into your reportable segments. In order to further analyze this issue, please provide to us copies of all financial reports made available to the CODM(s) during the last two fiscal years and interim period. Multiple versions of the same report may be excluded. You may request that the reports be returned upon completion of our review. See Section 240.12b-4 of the Exchange Act Rules.

Item 4. Controls and Procedures, page 35

4. Pursuant to the requirements of Part I, Item 4 of Form 10-Q, you must disclose *any change* in the your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Securities Exchange Act of 1934, as amended, that occurred during the registrant's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please see Item 308(c) of Regulation S-K. We note that you have qualified the required disclosure by using the word "significant" before the word "change." In future filings please refrain from adding the word "significant" (or similar qualifiers) to the text of your disclosure in response to the requirements of Part I, Item 4 of Form 10-Q.

<u>Item 1A. Risk Factors, page 36</u>

5. Pursuant to the requirements of Part II, Item 1A of Form 10-Q, you must disclose any *material changes* from the risk factors previously disclosed in your Form 10-K in response to Part 1, Item 1A. of Form 10-K. In future filings of quarterly reports, please limit the disclosure in response to Part II, Item 1A of Form 10-Q to material changes from risk factors previously disclosed your 10-K instead of repeating the risk factors from the 10-K.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King at (202) 551-3338 or, in his absence, Jennifer Hardy at (202) 551-3767, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief